UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

___________________________________

Name:	Arrow Funds Trust
Address of Principal Business Office (No. & Street, City, State Zip Code):
2943 Olney-Sandy Spring Road, Suite A, Olney, Maryland 20832

Telephone Number (including area code):		(877) 277-6933
Name and Address of Agent for Service of Process:
Joseph Barrato, CEO, 2943 Olney-Sandy Spring Road, Suite A, Olney, Maryland 20832

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ ] NO [X]

Item 1.	Exact Name of registrant.
Arrow Funds Trust

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.
Registrant was organized under the laws of the State of Delaware on June 23, 2008.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).
Statutory trust.

Item 4.	Classification of registrant (face amount certificate company, unit investment trust, or management company).
Registrant is a management company.

Item 5.	If registrant is a management company:
(a) state whether registrant is registering as a “closed-end” company or an “open-end” company;
Registrant is registering as an open-end company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).
Registrant is registering as a diversified company.

Item 6.	Name and address of each investment adviser of registrant.
Arrow Investment Advisers, LLC 2943 Olney-Sandy Spring Road, Suite A Olney, Maryland 20832

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

	Joseph Barrato 2943 Olney-Sandy Spring Road Suite A Olney, Maryland 20832	CEO and Trustee

	Jake Griffith 2943 Olney-Sandy Spring Road Suite A Olney, Maryland 20832	President

Item 8.	If registrant is an unincorporated investment company not having a board of directors:
(a) state the name and address of each sponsor of registrant;

Not Applicable

(b) state the name and address of each officer and director of each sponsor of registrant;

Not Applicable

(c) state the name and address of each trustee and each custodian of registrant.

Not Applicable

Item 9.
(a) state whether registrant is currently issuing and offering its securities directly to the public (yes or no).
No

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.
Not Applicable

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).
Yes

(d) State whether registrant has any securities currently issued and outstanding (yes or no).
No

(e)     If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not Applicable

Item 10.	State the current value of registrant’s total assets.
Zero (0)

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958 (yes or no).
No

Item 12.	Attach as an exhibit a copy of registrant’s last regular periodic report to its securityholders, if any.
Not Applicable

SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Olney and State of Maryland on the 21st day of August 2009.

ARROW FUNDS TRUST
By:	/s/ Joseph Barrato
Name: Joseph Barrato Title: CEO and Trustee

Attest:	/s/ Jake Griffith
Name: Jake Griffith Title: President